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                                                           Exhibit 99.(a)(1)(vi)


                          THE ASIA PACIFIC FUND, INC.
                              GATEWAY CENTER THREE
                         NEWARK, NEW JERSEY 07102-4077

DEAR STOCKHOLDER:

   At a meeting held on September 15, 2000, the Board of Directors of The Asia Pacific Fund, Inc. (the "Fund"), voted in favor of a proposal to conduct a tender offer for shares of the Fund's Common Stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 15% of the Fund's outstanding shares of Common Stock. The offer is for cash at a price equal to 90% of the Fund's net asset value per share ("NAV") as of the close of regular trading on the New York Stock Exchange ("NYSE") on December 11, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer").

   The Offer is intended to provide tendering Stockholders with a benefit to the extent that the tender price is above the trading price of the Fund's shares of Common Stock. The deadline for participating in the Offer is 5:00 p.m., New York City time, December 11, 2000, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on December 11, 2000, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the same date as the Termination Date. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted as soon as reasonably practicable after the Termination Date.

   If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

   As of October 31, 2000, the Fund's NAV was $10.77 and 18,208,533 shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting Shareholder Communications Corporation, the Fund's Information Agent, toll free at 800-223-2064 or collect at 212-440-9800.

   None of the Fund, its Board of Directors (the "Board") nor the Investment Manager to the Fund is making any recommendation to any Stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Shareholder Communications Corporation at 800-223-2064 or collect at 212-440-9800.

                                          Sincerely,

                                          /s/ Michael J. Downey

                                             Michael J. Downey
                                             Chairman of the Board

November 10, 2000